To: The U.S. Securities & Exchange Commission



The Standard **Thursday, May 29, 2003**



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING HELD ON 28 MAY 2003 POLL RESULTS

Television Broadcasts Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 28 May 2003 as follows:

	Resolutions	Number of Votes (%)	
		For	Against
1	To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002.	168,892,953 (100.00%)	Nil (0.00%)
2	To sanction a final dividend for the year ended 31 December 2002.	168,907,587 (100.00%)	Nil (0.00%)
3	To re-elect Dr. Li Dak Sum as a Director.	168,583,495 (99.81%)	324,092 (0.19%)
4	To appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.	168,862,037 (99.97%)	45,550 (0.03%)
5(I)	To give a general mandate to the Directors to issue additional shares.	164,032,208 (97.11%)	4,875,379 (2.89%)
5(II)	To give a general mandate to the Directors to repurchase issued shares.	168,907,587 (100.00%)	Nil (0.00%)
5(III)	To extend the authority given to the Directors under Resolution 5(I) to shares repurchased under the authority given under Resolution 5(II).	167,914,581 (99.41%)	993,006 (0.59%)
5(IV)	To extend the period during which the Company's Register of Members may be closed in 2003.	167,753,121 (99.32%)	1,154,466 (0.68%)

As more than 50% of the votes were cast in favour of the resolutions, all the resolutions were duly passed as ordinary resolutions.

For and on behalf of
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

Hong Kong, 28 May 2003